
DAZZ
protecting all you love
Mandarin Orange SCENT
BATHROOM CLEANER
Fresh Mint SCENT
WINDOW & GLASS CLEANER
Lemon Guava SCENT
ALL PURPOSE CLEANER
Lavender Lemon SCENT
HAND SOAP

DAZZ®

Cleaning Tablets

An investment opportunity for our future.


LANDSCAPEHDWALLS.COM
We don't inherit the earth from our ancestors, we borrow it from our children.
Ralph Waldo Emerson



The Problem

The world is drowning in plastic waste.

Single use consumer plastic has become one of our greatest environmental threats.

Household cleaners are a major contributor to this problem.

In the US alone, we toss out over 1 billion plastic spray bottles annually.

Recent studies estimate that unless action is taken, by 2050, there will be more plastic by weight than sea life in our oceans.



Our Solution

Reinvent Household Cleaners.

Eliminate the bottle and the water and press the ingredients into tablets.

Create a refill system that allows consumers to reuse their spray bottles.

End the use-and-discard cycle traditionally associated with cleaners.



Introducing

DAZZ®
Cleaning Tablets



Add Water | Drop In DAZZ | Ready To Clean


ENVIRONMENTALLY
RESPONSIBLE
CLEANING
DAZZ
protecting all you love
STARTER KIT
MAKES 2
BOTTLES
ALL PURPOSE CLEANER

STARTER KITS

Dazz Starter Kits MSRP begin at $5.99 and contain a high-quality reusable spray bottle and enough tablets to make two bottles of cleaner.


ENVIRONMENTALLY
RESPONSIBLE
CLEANING
DAZZ
protecting all you love
STARTER KIT
BATHROOM
CLEANER
MAKES 2
BOTTLES

Bathroom Cleaner


ENVIRONMENTALLY
RESPONSIBLE
CLEANING
DAZZ
protecting all you love
STARTER KIT
ALL
PURPOSE
CLEANER
MAKES 2
BOTTLES

All-Purpose Cleaner


ENVIRONMENTALLY
RESPONSIBLE
CLEANING
DAZZ
protecting all you love
STARTER KIT
WINDOW
& GLASS
CLEANER
MAKES 2
BOTTLES

Window and Glass Cleaner


DAZZ
STARTER KIT
HAND
SOAP
MAKES 2
BOTTLES

Foaming Hand Soap


USE YOUR BOTTLE OR OURS!
REFILL PACKS
DAZZ
protecting all you love
Lemon Guava
ALL PURPOSE CLEANER
SIMPLY ADD WATER
MAKES 4 BOTTLES

REFILL PACKS

Dazz Refill Packs MSRP at $6.99 and contain enough tablets to make four bottles of cleaner.


REFILL PACKS
DAZZ
protecting all you love
BATHROOM CLEANER
SIMPLY ADD WATER
MAKES 4 BOTTLES

Bathroom Cleaner


REFILL PACKS
DAZZ
protecting all you love
ALL PURPOSE CLEANER
SIMPLY ADD WATER
MAKES 4 BOTTLES

All-Purpose Cleaner


REFILL PACKS
DAZZ
protecting all you love
WINDOW & GLASS CLEANER
SIMPLY ADD WATER
MAKES 4 BOTTLES

Window and Glass Cleaner


REFILL PACKS
DAZZ
protecting all you love
HAND SOAP
SIMPLY ADD WATER
MAKES 4 BOTTLES

Foaming Hand Soap

The Household Cleaner Market

ECO

24%

Said environmentally-friendly packaging for cleaning products was important

30%

Of North American respondents looked for eco-friendly all purpose cleaners


$235.76
Billion

11.8%

Projected annual growth rate of Green Cleaners for the next 10 years

26%

of respondents from the Nielsen Global Home-Care Survey said buying natural or organic cleaning products was important to them.

* Source: Statista, Neilson, and Fortune Business Insights

☑ Done!

Our Path To Success

- **Step 1** – Formulate naturally safe, highly effective cleaners in effervescent tablet form. Validate and certify efficacy and safety claims.

- **Step 2** – Refresh DAZZ branding and packaging to prepare for global distribution.

- **Step 3** – Recruit an experienced, talented team of employees, fractional talent, and contractors.

- **Step 4** – Build a highly efficient , carbon neutral, state of the art manufacturing facility.

- **Step 5** – Launch a robust digital marketing campaign and build an engaged community of brand advocates.

Milestones Along The Way


466-337
DAZZ
Whole-House
Starter Cleaning
SOLD OUT
$14.95
HSN.COM
HSN

Record setting sell-out shows on HSN. On our first show, we sold 12,000 units in under 11 minutes.

gia global innovation awards
honoring housewares
product design excellence

Global innovation award for cleaning category


amazon

4.5 out of 5 average over 1,500+ reviews


BIG DEAL
Premieres this Fall
usa

Out of tens of thousands of submissions, DAZZ was one of only 40 to be selected to appear on the premier season of this exciting new national TV show.

382%

YOY Sales increase

2021 YTD vs. 2020 YTD

The Next Steps On Our Journey


NEW
PRODUCTS

Step 1 – Finalize and release of 10 new products. Three new Hand Soap fragrances. Two Laundry products. Two Dish products. A Hard Floor cleaner. A Carpet & Upholstery cleaner. A Pet Urine Cleaner and Odor Neutralizer.



Step 2 – National Retail Distribution. With a team of seasoned professionals working the streets, we project to be in over 2,000 stores by end of 2022.



Step 3 – International Distribution. In addition to our established distributors in New Zealand, the Caribbean, Central America, Singapore, and Iceland, we will be adding 7 new international markets in 2022.



Step 4 – With this exciting growth, we will expand our team and our facility to meet the needs of our journey to $50M in sales by 2025.

Financial Projections

- Sales Assumptions
  - Direct-To-Consumer sales maintains an annual YOY increase of 175%
  - International sales will maintain an annual YOY increase of 250%
  - Retail Distribution. We will be in 2,000 stores by EOY 2022 and increase store locations by an average of 50% annually.

	YTD (Sept)	2022	2023	2024	2025
Sales	408,000	6,940,000	16,350,000	28,350,000	46,000,000
COGS	106,080	2,450,000	5,800,000	10,100,000	16,500,000
Expenses	555,200	3,750,000	7,750,000	11,800,000	17,900,000
EBITDA	(253,280)	740,000	2,800,000	6,450,000	11,600,000

The Team



David Shahan
Founder & CEO



Phil Stout
VP of Global Sales



Sierra Shahan
Office Mgr. / Content Writer

The Team



Matt Leonhardt
Digital Marketing Mgr.
Fractional

MediaSqueeze



Jan Grywczynski
CPG Advisor

encore
CAPITAL GROUP

Sheila G's
BROWNIE BRITTLE



Susie Timm
Public Relations
Contractor

Knife & Fork
media group

Capital Investments


$350,000
$1,166,000
$3,000,000
From Founder
1st Wefunder Round (7/2020)
2nd Wefunder Round

Exit Strategy

Innovation Acquired

seventh generation	Unilever
Mrs. MEYER'S CLEAN DAY	SC Johnson
OXI CLEAN	CHURCH & DWIGHT CO., INC.
method	ecover

Exit Strategy

Potential Acquirers

Transnational CPG Companies

Unilever

Kimberly-Clark

COLGATE-PALMOLIVE

Large Chemical Companies

CLOROX

P&G
Procter & Gamble

SC Johnson

Cleaning Device Companies

Rubbermaid

O cedar

casabella


BATHROOM CLEANER
Mandarin Orange SCENT
WINDOW & GLASS CLEANER
Fresh Mint SCENT
ALL PURPOSE CLEANER
Lemon Guava SCENT
HAND SOAP
Lavender Lemon SCENT
DAZZ
protecting all you love

DAZZ®
Cleaning Tablets

Thank You

Investor-Relations@SunStateLabs.com